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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-21203

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: June 28, 2000

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         PART I. REGISTRANT INFORMATION

Full name of registrant:  Diedrich Coffee, Inc.
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Address of principal executive office (Street and number):  2144 Michelson Drive
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City, State and Zip Code:  Irvine, California  92612
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                        PART II. RULE 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

[n/a](c) The accountants' statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

                               PART III. NARRATIVE

        We are unable to file our Form 10-K within the prescribed time period because the officers and staff responsible for preparation of the Form 10-K have been devoting substantial attention to completing negotiations with our lender with respect to an amendment to our Credit Agreement. As a result, we are unable, without unreasonable effort or expense, to complete our Form 10-K and to have it meaningfully reviewed by our board of directors prior to its due date.



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                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification: Matthew McGuinness, (949) 260-6737.

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s).

                                            [X] Yes      [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X] Yes      [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see our press release dated August 17, 2000 attached hereto as Exhibit A.

                              Diedrich Coffee, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 26, 2000


                                                By: /s/ Mathhew McGuiness
                                                    ----------------------------
                                                        Matthew McGuinness,
                                                        Chief Financial Officer

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                                    EXHIBIT A

         THURSDAY AUGUST 17, 7:01 AM EASTERN TIME

         PRESS RELEASE

                  SOURCE: Diedrich Coffee, Inc.

DIEDRICH COFFEE, INC. QUANTIFIES PREVIOUSLY ANNOUNCED FOURTH QUARTER CHARGES

IRVINE, Calif., Aug. 17 /PRNewswire/ -- Diedrich Coffee, Inc. (Nasdaq: DDRX - news), the nation's second largest coffeehouse operator, franchisor and roaster in the specialty coffee market, today reported that it expects to record non-cash asset impairment charges against fiscal fourth quarter earnings in the range of $15 to $18 million relating to its Gloria Jean's operation. The Company previously reported in a June 29, 2000 press release that it expected to record substantial non-cash asset impairment charges related to Gloria Jean's, but was unable to quantify the expected range of those charges at that time. The Company also noted today that it expects to record operating losses between $5 million and $6 million for the fiscal year ended June 2000, including approximately $2.5 million in operating charges resulting from increased reserves for future rents and lease termination costs for closed Gloria Jean's locations, severance and relocation expenses, increased reserves for certain inventories, and other miscellaneous charges. The Company will report forth quarter and full year results for fiscal 2000, as well as the exact amount of charges in its press release and 10K filing, both of which will be issued by the end of September 2000.

As previously announced, the asset impairment charges will be reflected in Diedrich Coffee's fourth quarter and year-end results for the fiscal year ended June 28, 2000, and will consist primarily of reductions in the amount of goodwill carried on the Company's balance sheet associated with its Gloria Jean's operating division. The charges reflect the closure of 39 Gloria Jean's store locations and other operating shortfalls experienced in its Gloria Jean's subsidiary.

"This was a tough but necessary step for us to take," said Tim Ryan, President and CEO of Diedrich Coffee, Inc. "While the recent focus has been on the resolution of problems at our Gloria Jean's units, there are many positive things happening there, including five recent international store openings, the continuing positive same-store sales for the first time in five years, the higher financial and operational standards recently implemented throughout the system, and the major repositioning test scheduled to commence this fall. In addition, our Diedrich Coffee brand coffeehouse system is growing, with another franchise unit opening last week in Cypress, CA, and two other franchise stores under construction, as that part of our business continues to pick up momentum," concluded Mr. Ryan.

As previously announced the Company is in technical violation of its financial covenants in its credit agreement, however it has made all of its principal and interest payments due to-date under the existing credit agreement, and is continuing to negotiate amended terms.

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About Diedrich Coffee

Diedrich Coffee, Inc. is the nation's second largest retailer in the specialty coffee market with annual system-wide revenues in excess of $150 million annually through 363 retail locations in 37 states and nine foreign countries. The Company's primary brands are Diedrich Coffee brand coffeehouses and Gloria Jean's Coffees, the nation's leading chain of mall-based coffee stores. Headquartered in Irvine, Calif., Diedrich Coffee specializes in sourcing and custom roasting the world's highest quality coffees and offering them to customers through its coffeehouses and mall stores and via wholesale, mail order and its website. For more information about Diedrich Coffee, call (800) 354-5282, or visit the Company's website at www.diedrich.com .

Forward Looking Statements

Statements in this news release that relate to future plans, financial results or projections, events or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and fall under the safe harbor. Actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including but not limited to, the successful management of Diedrich Coffee's growth strategy, impact of competition, the availability of working capital and other risks and uncertainties described in detail under "Risk Factors and Trends Affecting Diedrich Coffee and its Business"' in the Company's annual report on form 10-K for the fiscal year ended Jan. 27, 1999.

SOURCE: Diedrich Coffee, Inc.